02033839

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ____________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ____________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

PRECISION DRILLING CORPORATION

Calgary, Alberta, Canada – May 2, 2002

FIRST QUARTER RESULTS – MARCH 31, 2002
SOLID PERFORMANCE IN A DOWN MARKET

Precision Drilling

Precision Drilling Corporation ("Precision" or the "Corporation") today reports solid results for the first quarter 2002. Earnings per share for the quarter was $1.23 compared to the record of $1.61 (before goodwill amortization) established in the same period of 2001. Revenue of $566.1 million declined by $47.5 million or 8% compared to the first quarter of last year. Declines in oilfield activity in the Canadian and US markets were offset somewhat by expansion of our businesses internationally. International revenue accounted for 26% of total revenue in the first quarter of 2002 compared to 18% in 2001.

The 2001 comparative numbers have been restated to give affect to the retroactive application of the new Canadian accounting standard for foreign exchange gains and losses on translation of US dollar denominated long-term debt. This new standard, which is consistent with US practice, resulted in a reduction of earnings per share for the first quarter of 2001 of $0.04 from the $1.65 previously reported.

Contract Drilling Group revenue of $305.6 million in the first quarter of 2002 declined by $52.1 million or 15% compared to the same period of 2001. The impact of a 21% year over year decline in Canadian drilling activity was offset somewhat by growth in the Corporation's international drilling operation, particularly in Mexico, and rate increases that were implemented in the spring of 2001. Most notable in the quarter was the achievement in the Contract Drilling segment maintaining operating earnings as a percentage of revenue in a market where utilization of Canadian rigs was only 59% versus 80% in the prior comparable quarter.

Revenue in the Technology Services Group was $186.2 million for the first quarter of 2002, similar to the $188.6 million earned in the first quarter of 2001. Consistent with Contract Drilling, declines in the Canadian and US markets were offset, for the most part, by gains in international markets. Operating earnings as a percentage of revenue declined to 4% from 22% in the previous year as margins and activity declined significantly in Canada and the US. Cost reduction measures have been undertaken, particularly in the US, but the Corporation has consciously avoided whole-scale cutbacks in its US and domestic businesses as it views the activity reductions as short-term in nature. The protection of its recently expanded infrastructure is viewed as part of the Corporation's long-term investment in the strategic expansion of the TSG segment. The segment also continued its research and engineering program and the expansion of its international presence.

The Rental and Production Group saw revenue increase by 10% in 2002 over 2001. The gas compression packaging business bucked the trend of other larger industry players by showing improved revenue with only modest declines in margins. Industrial plant maintenance also enjoyed substantial increase in revenue and operating earnings. These improvements were offset by a decline in the oilfield equipment rental business commensurate with the lower Canadian drilling activity. The rental business generates a higher margin than the other businesses in this segment.

This document contains forward-looking statements based upon current expectations that involved a number of business risks and uncertainties. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. The factors that could cause results to differ materially include, but are not limited to: fluctuations in the market for oil and gas and related products and services; political, national and regional economic conditions in countries in which Precision does business; weather conditions; the ability of oil and gas companies to raise capital; the demand for services provided by Precision; Precision's ability to attract and retain key personnel or other unforeseen conditions which are described in further detail in Precision's filings with the Securities and Exchange Commission.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.716.4869

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

CDN $000's, except per share amounts (unaudited)	Three Months Ended March 31, 2002	2001
Revenue	$ 566,114	$ 613,655
Expenses:		
Operating	361,002	362,329
General and administrative	40,966	40,570
Depreciation and amortization	41,174	43,747
Research and engineering	8,061	7,471
	451,203	454,117
Operating earnings	114,911	159,538
Interest	8,918	13,081
Gain on disposal of investments	–	(599)
Earnings before income taxes and goodwill amortization and non-controlling interest	105,993	147,056
Income taxes:		
Current	29,837	25,284
Future	9,022	33,763
	38,859	59,047
Earnings before goodwill amortization and non-controlling interest	67,134	88,009
Goodwill amortization, net of tax	–	7,950
Earnings before non-controlling interest	67,134	80,059
Non-controlling interest	305	–
Net earnings	66,829	80,059
Retained earnings, beginning of period	528,819	342,285
Retained earnings, end of period	$ 595,648	$ 422,344
Earnings per share before goodwill amortization:		
Basic	$ 1.25	$ 1.67
Diluted	$ 1.23	$ 1.61
Earnings per share:		
Basic	$ 1.25	$ 1.52
Diluted	$ 1.23	$ 1.47
Common shares outstanding (000's)	53,388	52,905
Weighted average shares outstanding (000's)	53,253	52,589
Diluted shares outstanding (000's)	54,189	54,600

CONSOLIDATED BALANCE SHEETS

CDN $ 000's	March 31, 2002 (Unaudited)	December 31, 2001
Assets		
Current assets:		
Cash	$ 6,838	$ 13,231
Accounts receivable	593,214	474,528
Inventory	118,245	111,393
	718,297	599,152
Property, plant and equipment, at cost less accumulated depreciation	1,419,432	1,418,609
Intangibles, net of accumulated amortization of $10,788 (December 31, 2001 - $9,413)	72,744	74,004
Goodwill	545,377	545,377
Other assets	13,923	14,216
	$ 2,769,773	$ 2,651,358
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 89,998	$ 85,384
Accounts payable and accrued liabilities	289,559	253,342
Income taxes payable	5,406	12,764
Current portion of long-term debt	31,063	31,743
	416,026	383,233
Long-term debt	500,273	496,200
Future income taxes	364,071	355,078
Non-controlling interest	1,173	868
Shareholders' equity:		
Share capital	892,582	887,160
Retained earnings	595,648	528,819
	1,488,230	1,415,979
	$ 2,769,773	$ 2,651,358
Common shares outstanding (000's)	53,388	53,176
Common share purchase options outstanding (000's)	4,285	4,406

CONSOLIDATED STATEMENTS OF CASH FLOW

CDN $000's, except per share amounts (unaudited)	Three Months Ended March 31, 2002	2001
Cash provided by (used in):		
Operations:		
Net earnings	$ 66,829	$ 80,059
Items not affecting cash:		
Depreciation and amortization	41,174	43,747
Goodwill amortization	–	7,950
Gain on disposal of investments	–	(599)
Future income taxes	9,022	33,763
Non-controlling interest	305	–
Amortization of deferred financing costs	324	312
Unrealized foreign exchange loss (gain) on long-term debt	(381)	5,113
Funds provided by operations	117,273	170,345
Changes in non-cash working capital balances	(96,592)	(119,191)
	20,681	51,154
Investments:		
Business acquisitions, net of cash acquired	–	(29,597)
Purchase of property, plant and equipment	(46,780)	(76,022)
Purchase of intangibles	(115)	–
Proceeds on sale of property, plant and equipment	6,158	8,423
Proceeds on disposal of investments	–	776
Investments	(147)	–
	(40,884)	(96,420)
Financing:		
Increase in long-term debt	10,119	–
Repayment of long-term debt	(6,345)	(47,282)
Issuance of common shares on exercise of options	5,422	14,246
Issuance of common shares on exercise of warrants	–	2,370
Change in bank indebtedness	4,614	70,127
	13,810	39,461
Decrease in cash	(6,393)	(5,805)
Cash, beginning of period	13,231	20,702
Cash, end of period	$ 6,838	$ 14,897
Funds provided by operations per share:		
Basic	$ 2.20	$ 3.24
Diluted	$ 2.16	$ 3.12

SEGMENT INFORMATION

Three months ended March 31, 2002 CDN $000's (unaudited)	Contract Drilling Group	Technology Services Group	Rental and Production Group	Corporate and Other	Total
Revenue	$ 305,583	$ 186,196	$ 74,335	$ –	$ 566,114
Operating earnings	101,522	7,639	12,880	(7,130)	114,911
Research and engineering	–	8,061	–	–	8,061
Depreciation and amortization	20,680	15,690	3,747	1,057	41,174
Assets	1,417,525	1,057,149	246,387	48,712	2,769,773
Capital expenditures*	9,841	28,163	8,611	280	46,895

Three months ended March 31, 2001 CDN $000's (unaudited)	Contract Drilling Group	Technology Services Group	Rental and Production Group	Corporate and Other	Total
Revenue	$ 357,685	$ 188,633	$ 67,337	$ –	$ 613,655
Operating earnings	116,358	41,909	15,926	(14,655)	159,538
Research and engineering	–	7,471	–	–	7,471
Depreciation and amortization	27,278	12,308	3,673	488	43,747
Assets	1,494,975	846,033	231,509	40,875	2,613,392
Capital expenditures*	25,146	39,711	9,529	1,636	76,022

*excludes acquisitions

CANADIAN DRILLING OPERATING STATISTICS

	For the Three Months Ended March 31, 2002			2001		
	Precision	Industry*	Market Share %	Precision	Industry*	Market Share %
Number of drilling rigs	224	649	34.5	230	613	37.5
Number of operating days (spud to release)	12,287	34,527	35.6	16,550	43,784	37.8
Wells drilled	1,722	4,245	40.6	2,138	5,381	39.7
Average days per well	7.1	8.1		7.7	8.1	
Metres drilled (000's)	1,911	4,747	40.3	2,367	5,969	39.7
Average metres/day	156	137		143	136	
Average metres/well	1,110	1,118		1,107	1,109	
Rig utilization rate (%)	60.5	59.4		80.2	80.1	

* Excludes non-CAODC rigs.

A conference call to review the first quarter 2002 results has been scheduled for 12:00 noon Calgary time on Thursday, May 2, 2002. The conference call dial-in number is 1-877-823-6611.

A live webcast will be accessible at www.precisiondrilling.com.

Precision Drilling Corporation is listed on the Toronto Stock Exchange under the ticker symbol "PD" and on the New York Stock Exchange under the ticker symbol "PDS".

For further information, please contact Dale E. Tremblay, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 716-4500, Fax: (403) 264-0251; website: www.precisiondrilling.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________
Jan Campbell
Corporate Secretary

Date: May 2, 2002